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19003321

SEC Mail Processing

MAR 01 2019

Washington, DC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52643

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ultimus Fund Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Pictoria Drive, Suite 450
(No. and Street)

Cincinnati	OH	45246
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurt Krebs 513-346-3326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc.
(Name – *if individual, state last, first, middle name*)

65 East State Street, Suite 2000	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Kurt Krebs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ultimus Fund Distributors, LLC, as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing

MAR 01 2019

Washington, DC

EMILY SCHMIDT - NOTARY PUBLIC
COMM EXP DEC 22 2021
STATE OF OHIO

Signature

Vice President, Chief Financial Officer

Title

Emily Schmidt

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

FINANCIAL STATEMENTS
and
SUPPLEMENTAL INFORMATION AND
EXEMPTION REPORT

For the year ended December 31, 2018

-CONTENTS-

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Ultimus Fund Distributors, LLC
Cincinnati, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ultimus Fund Distributors, LLC (the Company), a wholly-owned subsidiary of Ultimus Fund Solutions, LLC, as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

Supplemental Information

The accompanying supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 25, 2019

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

CURRENT ASSETS	
Cash	$ 235,005
Accounts Receivable	42,058
Prepaid and other assets	25,037
TOTAL CURRENT ASSETS	$ 302,100

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 6,755
TOTAL CURRENT LIABILITIES	6,755
MEMBER'S EQUITY	295,345
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 302,100

See report of independent registered public accounting firm and notes to financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF OPERATIONS
Year Ended December 31, 2018

REVENUE:	
Distribution fees	$ 384,235
License fees	33,500
Total revenues	417,735
EXPENSES:	
Management fees - related party (Note 3)	240,000
Registration fees	21,013
Professional fees	23,009
Software expense	10,332
Insurance expense	3,122
Other expense	11,334
Total expenses	308,810
NON-OPERATING EXPENSE:	
Other expense	5,000
NET INCOME	$ 103,925

See report of independent registered public accounting firm and notes to financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2018

BALANCE AT DECEMBER 31, 2017	$ 441,420
Net income	103,925
Dividend by Member	(250,000)
BALANCE AT DECEMBER 31, 2018	$ 295,345

See report of independent registered public accounting firm and notes to financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 103,925
Adjustments to reconcile net income to net cash flows from operating activities:	
(Increase) decrease in current assets:	
Accounts receivable	5,874
Prepaid and other assets	2,239
Increase (decrease) in current liabilities:	
Accounts payable and accrued liabilities	3,783
NET CASH PROVIDED BY OPERATING ACTIVITIES	115,821
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividend paid to sole member	(250,000)
NET CASH USED IN FINANCING ACTIVITIES	(250,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(134,179)
CASH AT BEGINNING OF THE YEAR	369,184
CASH AT END OF THE YEAR	$ 235,005

See report of independent registered public accounting firm and notes to financial statements.

NOTE 1 - Organization and Nature of Business

Ultimus Fund Distributors, LLC (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA), and is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934. The Company is an Ohio Limited Liability Company that is a wholly-owned subsidiary of Ultimus Fund Solutions, LLC (Member). The Company began operations on May 31, 2000 and received FINRA membership approval effective August 18, 2000.

The Member provides comprehensive mutual fund services, including organization, consulting, fund administration, fund accounting and pricing, transfer agency and shareholder services, to new and existing mutual fund groups. The Company serves as the principal underwriter for certain mutual fund groups that have contracted with the Member for the provision of mutual fund services.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation
Financial statement presentation follows accounting principles generally accepted in the United States of America as contained in the Accounting Standards Codification (ASC) issued by the Financial Accounting Standards Board. The financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from Customers
Accounts receivable are stated at their contractual outstanding balances and do not bear interest. Accounts receivable are stated at fair value, which reflects the amount management expects to collect from outstanding balances. Accounts are considered past due if any portion of an account has not been paid in full within the contractual terms of the account. The Company begins to assess its ability to collect receivables that are over 30 days past due and provides for an adequate allowance for doubtful accounts based on the Company's collection history, the financial stability and recent payment history of the customer, and other pertinent factors. Based on these criteria, no allowance for doubtful accounts has been provided at December 31, 2018 since the Company expects no material losses.

Distribution and Licensing Fee Income
The Company contracts with mutual fund groups under a distribution agreement. The services performed include serving as a fund's distributor, qualify as a broker dealer under all applicable state and/or federal laws in order that the fund's shares may be sold, establish NSCC FundServ participation membership, process service and/or distribution fees (12b-1) and transaction based commissions. The fee may also cover the preparation of board and management reports on behalf of each fund's distribution activities. Distribution fees and licensing fees are generally charged a flat annual fee from $500 to $1,000, although fees are subject to negotiation. Distribution and licensing fees are recognized over time and billed on a monthly basis in arrears.

NOTE 2 – Summary of Significant Accounting Policies (continued)

Income Taxes
The Company is a single member LLC which is disregarded for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Company's net income (loss) is allocated to the Member in accordance with regulations of the Company. The 2015 through 2017 tax years remain subject to examination and change by the Internal Revenue Service. Management does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Registration Fee Expense
Registration fees are recorded at cost and expensed on a pro rata basis over the respective licensing period. The Company incurs fees for FINRA and various state licensing requirements.

Cost Reimbursement
Mutual fund groups or their sponsors reimburse the Company for costs associated with the licensing of individual representatives; including FINRA fees and CRD advertising which is the cost of reviewing and filing sales literature with FINRA. These costs represent flow-through items and are not reflected in the Company's financial statements.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days. The Company places its cash reserves with high credit quality financial institutions. The Company maintains cash deposits in banks which from time to time exceed the federally insured deposit amount of $250,000. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, "Revenues from Contracts with Customers (Topic 606)". This guidance outlines a single comprehensive model for accounting for revenue from contracts with customers, and is effective for annual reporting periods beginning after December 15, 2017 for public entities. The Company adopted the standard effective January 1, 2018 using the modified retrospective method. Furthermore, the Company evaluated the impact that the standard has on the financial statements and has determined that the new standard did not have a material impact.

NOTE 3 - Related Party Transactions

The Member assumes certain costs of the Company pursuant to a Cost Assumption Agreement originally dated June 20, 2000. The Agreement has been amended most recently in January 2016. Specifically, the Company operates out of an office leased by the Member. In addition, employees and other resources of the Member support the Company's operations, such as certain administration and accounting services. The Company pays a $20,000 monthly management fee to the Member under the current Cost Assumption Agreement. The total management fee equaled $240,000 for the year ended December 31, 2018.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain a minimum net capital level. At December 31, 2018, the Company had net capital of $228,250, which was $203,250 in excess of its required net capital of $25,000, and a percentage of aggregate indebtedness to net capital of 2.96%.

NOTE 5 – Contingencies & Uncertainties

From time to time, claims may be made and legal action may be taken against the Company, and the Company may be involved in reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies relating to its business. The Company is also subject to operational risk, which includes risk of loss from human error, inadequate or failed internal processes and systems, and external events as well as compliance and legal risk associated with violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards, as well as the risk of non-compliance with contractual and other obligations. Some of these actions may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

NOTE 6 – Concentration of Revenue and Accounts Receivable

For the year ended December 31, 2018, approximately 10.5% of the Company's revenues originated from one mutual fund family belonging to one investment company. As of December 31, 2018, the Company had accounts receivable due from two investment companies of approximately 12.3% and 6.2% of total accounts receivable, respectively.

NOTE 7 – Subsequent Events

On November 12, 2018, the members of Ultimus Holdings, LLC ("Holdco") entered into a Unit Purchase Agreement with GTCR-Laker Acquisition LLC. GTCR-Laker Acquisition LLC is a holding company established by the private equity firm GTCR LLC to facilitate the acquisition of Holdco. Holdco is the sole member of Ultimus Intermediary, LLC which owns 99.9% of the Company's sole member, Ultimus Fund Solutions, LLC. On February 1, 2019, the Unit Purchase Agreement with GTCR-Laker Acquisition LLC was finalized.

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE A

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1
December 31, 2018

Computation of Net Capital

Total member equity from Statement of Financial Condition	$ 295,345
Deductions for nonallowable assets:	
Receivable from customers	(42,058)
Prepaid and other assets	(25,037)
	(67,095)
Net Capital	$ 228,250

Computation of Aggregate Indebtedness

Total A.I. Liabilities from Statement of Financial Condition	$ 6,755
Percentage of aggregate indebtedness to net capital	2.96%

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 450
Minimum dollar net capital requirement	$ 25,000
Net capital requirement	$ 25,000
Excess net capital	$ 203,250
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 198,250

No differences exist between the above computation and the computation in the Company's unaudited FOCUS Report (Form X-17A-5)

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE B

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2018

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2)(i).

ULTIMUS FUND DISTRIBUTORS, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE C

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

December 31, 2018

This information is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2)(i).

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Ultimus Fund Distributors, LLC
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Ultimus Fund Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 25, 2019

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

ULTIMUS
FUND DISTRIBUTORS

ULTIMUS FUND DISTRIBUTORS, LLC
EXEMPTION REPORT

Ultimus Fund Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 of the Securities Exchange Act of 1934, as amended (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d) (1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R 240.15c3-3 under the following provision:

15c3-3(k)(2)(i) - The Company does not hold customer funds or safe keep customer securities

(2) The Company met the identified exemption provisions in 17 C.F.R 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Ultimus Fund Distributors, LLC

I, Kurt B. Krebs, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Kurt B. Krebs
Financial Operations Principal
VP, Chief Financial Officer

February 5, 2019